EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $3,988,000 (comprised of (i) $1,088,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index, (ii) $2,900,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index).